SLABSDIRECT.COM, INC.
                              1145 WEST 7TH AVENUE
                   VANCOUVER, BRITISH COLUMBIA V6H 1B5, CANADA

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

         This Information Statement is being mailed on or about January 10, 2005, by Slabsdirect.com, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, $0.0001 par value per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the intended appointment of one new member to the Company's Board of Directors.

         On December 29, 2004, Slabsdirect.com, Inc. (the "Company") entered into a Share Exchange Agreement (the "Agreement") with CTT Distributors Ltd., a British Columbia corporation ("CTT"), and the shareholders of CTT (the "Exchange"). The closing occurred on December 29, 2004. Under the terms of the Agreement, the Company acquired 100% of CTT's stock in exchange for the issuance by the Company of 455,001 shares (the "New Shares") of its common stock to the holders of CTT. The New Shares constitute approximately 4.2% of the outstanding shares of the Company. As a result of the transaction, CTT is now a wholly-owned subsidiary of the Company. The Company intends to change its name to CTT International Distributors Inc. As a condition to the Exchange, the Company's sole director appointed Amit Sankhala as a member of the Company's Board of Directors.

         This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

         You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of Mr. Sankhala.

         The information contained in this Information Statement concerning CTT and Mr. Sankhala has been furnished to the Company by CTT. The Company assumes no responsibility for the accuracy or completeness of such information.

                    CERTAIN INFORMATION REGARDING THE COMPANY

VOTING SECURITIES

            The Common Stock is the only class of voting securities of the Company outstanding. As of December 28, 2004, there were 10,312,100 shares outstanding and entitled to one vote per share. Upon the completion of the Exchange, there are 10,767,101 shares outstanding and entitled to one vote per share.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock immediately after the Agreement, by:

      o each person known to beneficially own more than five percent of the Common Stock;

      o     each officer and director of the Company; and

      o     all directors and executive officers as a group.

NAME AND ADDRESS                             SHARES OF            PERCENT
OF BENEFICIAL OWNER                         COMMON STOCK          OF CLASS*
-------------------                         ------------         ----------

Steven Bruk (1)                                 450,000             4.17%
Suite 2410 - 650 West Georgia Street
Vancouver, British Columbia V6B 4N7
Canada

Amit Sankhala                                 8,634,168            80.19%
1145 West 7th Avenue
Vancouver, British Columbia V6H 1B5
Canada

All officers and directors, after
  completion of the Exchange (2 persons)      9,084,168            84.36%

--------
*Based on 10,767,101 shares of common stock outstanding as of January 4, 2005.

 (1) On December 29, 2004, subsequent to the closing of the Exchange, Steven Bruk entered into a Stock Purchase Agreement with the Company, whereby in consideration for the delivery of 450,000 shares of common stock of the Company and the forgiveness of $15,000 in debt owed to Mr. Bruk, the Company sold 100% of its interest in Slabsdirect.com Online (B.C.) Ltd. ("Slabs Online"), a wholly-owned subsidiary of the Company, to Mr. Bruk. In addition, Mr. Bruk entered into Stock Purchase Agreement dated December 29, 2004, with Amit Sankhala whereby Mr. Sankhala purchased 8,634,167 shares of common stock from Mr. Bruk in a private stock sale.


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

DIRECTORS AND EXECUTIVE OFFICERS

APPOINTMENT OF NEW DIRECTOR

         The Agreement provides that, subject to compliance with applicable law, the Company will take all action necessary to cause Mr. Sankhala to be appointed to the Board of Directors. Set forth below is certain information with respect to Mr. Sankhala:

AMIT SANKHALA

         Mr. Sankhala, CTT's sole executive officer and director, is 22 years old and is currently a Political Science student attending Simon Fraser University. Since May 2003 Mr. Sankhala has been an employee of Tiger Ventures Inc. of Vancouver, Canada. This company oversees operations of Dynamic Tours Pvt. Ltd. of New Delhi, India, an organization established in 1983 that caters to wildlife, adventure and special interest tours in India, and Tiger Resorts Pvt. Ltd. of New Delhi, India, an organization which has two jungle lodges, located in Kanha National Park and Bandhavgarh National Park. These jungles are both world renowned for their tiger population. From 1999 to 2001 Mr. Sankhala was an employee of Holiday Boutique, a travel agency in Vancouver, Canada. Mr. Sankhala also worked with two Canadian government agencies in 2001: Census Canada and Youth Employment Skills Canada.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

         Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2004, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

COMPENSATION OF DIRECTORS

         At present we do not pay our directors for attending meetings of our Board of Directors, although we expect to adopt a director compensation policy in the future. We have no standard arrangement pursuant to which our directors are compensated for any services provided as a director or for committee participation or special assignments.


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

EXECUTIVE COMPENSATION

         The following table sets forth all compensation awarded, earned or paid for services rendered in all capacities to us during fiscal years 2001, 2002 and 2003 to:

      o     Each person who served as our chief executive officer during 2003;
            and

      o Our other executive officers whose total annual salary and bonus in 2003 exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

---------------------------- -------------- ------------------------------- -----------------------------------------
                                                 ANNUAL COMPENSATION                  LONG TERM COMPENSATION

                                                                                 SECURITIES           ALL OTHER
                                                                                 UNDERLYING        COMPENSATION ($)
NAME AND PRINCIPAL POSITION      YEAR          SALARY ($)      BONUS ($)        OPTIONS (#S)             (1)

Steven Bruk, President,          2003             --              --                 --                   --
Secretary, Principal             2002             --              --                 --                 5,094
Accounting/Financial             2001             --              --                 --                 3,264
Officer and Director
---------------------------- -------------- ----------------- ------------- --------------------- -------------------

(1) Represents consulting fees paid to the Company's sole executive officer and director.


EMPLOYMENT AGREEMENTS

         There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or any subsidiary, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.



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

                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           SLABSDIRECT.COM, INC.


                                           By: /s/ Amit Sankhala
                                               --------------------------
                                               Amit Sankhala
                                               Chief Executive Officer


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